3/16/2004

UNITED STATES

SECURITIE[S AND EXCHANGE COMM]ISSION

04002120

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48097

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED FEB 26 2004 PROCESSING SECTION

REPORT FOR THE PERIOD BEGINNING **01/01/03** (MM/DD/YY) AND ENDING **12/31/03** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Hartford Securities Distribution Company, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Hopmeadow Street
(No. and Street)

Simsbury	**Connecticut**	**06089**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George R. Jay **(860) 843-8213**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – if individual, state last, first, middle name)

185 Asylum Street	**Hartford**	**Connecticut**	**06103**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 17 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/16

AFFIRMATION

I, George R. Jay, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Hartford Securities Distribution Company, Inc. as of and for the year ended December 31, 2003 are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, member, or director has any proprietary interest in any account classified solely as that of a customer.

George R. Jay 2/23/2004

Signature Date

Controller

Title

Subscribed and sworn before me
on this 23rd day of February 2004.

Kathryn Colton Weaver
Notary Public

KATHRYN COLTON WEAVER

My Commission Exp. Mar. 31, 2006

Hartford Securities Distribution Company, Inc.

(S.E.C. I.D. No. 8-48097)
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

Independent Auditors' Report

Financial Statements
As of and for the year ended December 31, 2003
Supplemental Schedules
As of December 31, 2003
And Supplemental Report on Internal Control

Filed Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

TABLE OF CONTENTS

This report contains (check all applicable boxes): **Page**

Deloitte & Touche LLP
City Place,
185 Asylum Street
Hartford, Connecticut 06103-3402

Tel: (860) 280-3000
Fax: (860) 280-3051
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Hartford Securities Distribution Company, Inc.:

We have audited the accompanying statement of financial condition of Hartford Securities Distribution Company, Inc. (the "Company") as of December 31, 2003, and the related statements of operations, cash flows, and changes in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Hartford Securities Distribution Company, Inc. at December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. Supplemental schedules (g) and (h) listed in the accompanying Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 23, 2004

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$ 5,592,592
Due from affiliates	844,430
Accounts receivable	372,417
Prepaid commissions	1,716,494
Deferred income tax asset due from affiliate	2,219,187
TOTAL ASSETS	$ 10,745,120

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Due to affiliates	$ 2,689,378
Accounts payable and accrued liabilities	1,133,690
Federal income tax liability	142,865
Total liabilities	3,965,933
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value, 25,000 shares authorized, issued, and outstanding	25,000
Additional paid-in capital	20,388,214
Accumulated deficit	(13,634,027)
Total stockholder's equity	6,779,187
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 10,745,120

See notes to financial statements.

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2003

REVENUES:	
Variable insurance products expense reimbursement	$1,089,120,388
12b-1 fees	13,408,229
Fund commission income	2,165,706
Advisory fees	1,362,028
Distribution fees	730,160
Underwriter concessions	254,892
Contract maintenance fees	236,585
Other revenue	205,280
Interest income	47,425
Contingent deferred sales charge revenue	22,518
Total revenues	1,107,553,211
EXPENSES:	
Variable insurance products commissions	1,089,120,388
12b-1 distribution expense	13,408,229
General and administrative expenses	6,773,867
Fund commissions	3,056,950
Wholesaler commissions	545,009
Other expenses	381,373
Total expenses	1,113,285,816
LOSS BEFORE INCOME TAX BENEFIT	(5,732,605)
INCOME TAX BENEFIT	(2,006,412)
NET LOSS	$ (3,726,193)

See notes to financial statements.

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (3,726,193)
Adjustments to reconcile net loss to net cash used in operating activities:	
(Increase) decrease in operating assets:	
Decrease in due from affiliates	839,524
Increase in prepaid commissions	(1,188,567)
Increase in accounts receivable	(283,924)
Increase in deferred income tax asset	(2,226,026)
Increase (decrease) in operating liabilities:	
Increase in due to affiliates	1,296,175
Increase in accounts payable and accrued liabilities	580,411
Increase in federal income tax liability	142,865
Net cash used in operating activities	(4,565,735)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contribution	6,000,000
Net cash provided by financing activities	6,000,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,434,265
CASH AND CASH EQUIVALENTS, Beginning of year	4,158,327
CASH AND CASH EQUIVALENTS, End of year	$ 5,592,592

See notes to financial statements.

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2003

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
BALANCE, DECEMBER 31, 2002	$25,000	$14,388,214	$ (9,907,834)	$4,505,380
Capital contribution	-	6,000,000	-	6,000,000
Net loss	-	-	(3,726,193)	(3,726,193)
BALANCE, DECEMBER 31, 2003	$25,000	$20,388,214	$ (13,634,027)	$6,779,187

See notes to financial statements.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Hartford Securities Distribution Company, Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a wholly owned subsidiary of Hartford Financial Services, LLC, which is ultimately a subsidiary of Hartford Life, Inc. ("Hartford Life" or the "Parent").

The Company serves as an underwriter for both variable annuity and variable life insurance contracts issued by Hartford Life and its affiliates. The Company pays commissions to its registered representatives on the sale of variable life and annuity business.

Effective March 1, 2002, the Company became the administrator and distributor of the West Virginia College Savings Program ("SMART529 Plan"). A SMART529 Plan account is comprised of units of shares of a particular investment option in which it is invested. The investment options purchase shares of underlying mutual funds sponsored by the Parent.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are reasonable and prudent. Actual results could differ materially from these estimates.

Cash and Cash Equivalents – The Company considers all money market instruments and highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Prepaid Commissions – The Company capitalizes commissions paid to broker-dealers associated with the sale of Class B and C shares of SMART529 Plan Investment Options. Beginning April 1, 2003, the Company also capitalizes commissions paid on certain sales of Class A shares. Prepaid commissions are amortized over a period that is concurrent with expected fees including contingent deferred sales charges ("CDSC") for shareholders who sell their shares within the CDSC period. Prepaid commissions for Class A, B and C shares are amortized over 18 months, 72 months and 12 months, respectively.

Commissions – Commissions and related expenses are recorded on a trade-date basis as securities transactions occur.

Fair Value of Financial Instruments – Financial instruments, which include cash and cash equivalents, receivables and payables, approximate their fair values because of the short-term maturities of these assets and liabilities.

New Accounting Pronouncements – In November 2002, the Financial Accounting Standards Board ("FASB") issued Financial Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires certain guarantees to be recorded at fair value and also requires a guarantor to make new disclosures, even when the likelihood of making payments under the guarantee is remote. In general, the Interpretation applies to contracts or indemnification agreements that contingently require the guarantor

to make payments to the guaranteed party based on changes in an underlying that is related to an asset, liability, or an equity security of the guaranteed party. The recognition provisions of FIN 45 are effective on a prospective basis for guarantees issued or modified after December 31, 2002. The adoption of FIN 45 is not expected to have a material impact on the Company's financial condition or results of income.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which requires an enterprise to assess if consolidation is appropriate based upon its variable economic interests in variable interest entities ("VIE"). The initial determination of whether an entity is a VIE shall be made on the date at which an enterprise becomes involved with the entity. An entity is considered to be a VIE if it lacks a sufficient amount of voting equity interest (e.g., 10% of total assets) that are subject to the risk of loss or residual return of the entity. An enterprise shall consolidate a VIE if it has a variable interest that will absorb a majority of the VIE's expected losses or receive a majority of the entity's expected residual returns. A direct or indirect ability to make decisions that significantly affect the results of the activities of a VIE is a strong indication that an enterprise has one or both of the characteristics that would require consolidation of the VIE. FIN 46 is effective for new VIE's established subsequent to January 31, 2003 and must be adopted for existing VIE's by July 1, 2003. The adoption of FIN 46 is not expected to have a material impact on the Company's financial condition or results of income.

In October 2003, the FASB deferred the effective date of FIN46 for arrangements with VIE's existing prior to February 1, 2003 to fiscal periods ending after December 15, 2003. In December 2003, the FASB issued a revision of FIN 46 ("FIN 46R") to address certain technical corrections and implementation issues that have arisen. The adoption of FIN 46R is not expected to have a material impact on the Company's financial condition or results of income.

In May 2003, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. SFAS No. 150 changes the accounting for certain financial instruments, including mandatorily redeemable preferred stock and certain freestanding equity derivatives, which under previous guidance were accounted for as equity. SFAS No. 150 requires that mandatorily redeemable preferred shares, written put options and physically settled forward purchase contracts on an issuer's shares, and certain financial instruments that must be settled by issuing a variable number of an issuer's shares, be classified as liabilities in the statement of financial position. The adoption of SFAS 150 is not expected to have a material impact on the Company's financial condition or results of income.

3. RELATED-PARTY TRANSACTIONS

The Company's principal source of revenue is derived from its expense reimbursement from its Parent. The Company acts as an underwriter for insurance contracts issued by its affiliates, and also serves as the administrator and distributor of Hartford Life's SMART529 Plan. The Company receives reimbursements from its Parent for certain expenses incurred in performing these functions. For the year ended December 31, 2003, the total of such expense reimbursement recorded as revenue was $1,089,120,388. For the year ended December 31, 2003, the Company was allocated general and administrative expenses from the Parent related to the servicing of the SMART529 Plan in the amount of $6,773,867.

For the year ended December 31, 2003, the Company recorded $545,009 of wholesaler commission expense in connection with such services provided by PLANCO Financial Services, Inc., an affiliate of the Company.

The Company has a revenue sharing agreement with an affiliate, Hartford Investment Financial Services Company, LLC. ("HIFSCO"). In accordance with the agreement, the Company receives a portion of the

investment advisory fees earned by HIFSCO on the mutual funds underlying the SMART529 Plan. For the year ended December 31, 2003, the Company recorded $732,271 of such revenue.

The Company has an agreement with an affiliate, Woodbury Financial Services, Inc. ("WFS") to pay WFS an amount equal to a percentage of the contributions generated by WFS for the SMART529 Plan. For the year ended December 31, 2003, the amount of such expense recorded was $13,427.

For the year ended December 31, 2003, the Parent made capital contributions of $3,000,000 in March and in November, for a total of $6,000,000.

4. INCOME TAXES

The Company is included in the consolidated U.S. federal income tax return filed by the Parent. The Company will remit to or receive from the Parent, the income tax expense or benefit computed as if the Company filed a separate federal income tax return in accordance with the formal tax-sharing agreement between the Parent and its subsidiaries.

The components of the Company's incurred income taxes are presented below:

		2003
Current	$	219,615
Deferred		(2,226,027)
Total	$	(2,006,412)

The Company accounts for income taxes using the asset and liability method of accounting for income taxes under SFAS 109. Under this statement, deferred income tax assets and liabilities are established for the "temporary differences" between amounts of assets and liabilities for reporting purposes and such amounts measured by tax laws and regulations.

		2003
Deferred Tax Assets		
Net operating loss		2,148,027
Alternative minimum tax credit		78,000
Total Deferred Tax Assets	**$**	**2,226,027**
Deferred Tax Liabilities		
Other		6,840
Total Deferred Tax Liabilities	**$**	**6,840**
Valuation Allowance	**$**	**-**
Total Deferred Tax Asset	**$**	**2,219,187**

The Company has net operating loss carryforwards approximating $6,137,220 at December 31, 2003. These carryforwards will begin to expire in the year 2022. The company also has a minimum tax credit carryforward of approximately $78,000 that is non-expiring.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital which requires that the Company maintains minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2003, the Company had net capital of $1,516,595, which was $1,252,199 in excess of its required net capital of $264,396.

6. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims of substantial amounts. It is the opinion of management, after consultation with counsel, that there are no matters pending against the Company that could have a material adverse effect on the financial condition of the Company at December 31, 2003 or its results of operations for the year then ended.

* * * * * *

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2003

STOCKHOLDER'S EQUITY	$ 6,779,187
LESS NONALLOWABLE ASSETS:	
PREPAID COMMISSIONS	(1,716,494)
DUE FROM AFFILIATES AND ACCOUNTS RECEIVABLE	(1,216,847)
DEFERRED TAX ASSET DUE FROM AFFILIATE	(2,219,187)
LESS HAIRCUT	(110,064)
NET CAPITAL	1,516,595
MINIMUM NET CAPITAL REQUIRED TO BE MAINTAINED (6.67% OF AGGREGATE INDEBTEDNESS OF $3,965,933)	264,396
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 1,252,199
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	2.62:1

NOTE: No material differences exist between the computation of net capital above and that included in the Company's unaudited December 31, 2003 quarterly Focus Part II A filing.

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2003

EXEMPTION UNDER SECTION (k)(1) IS CLAIMED:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.

Deloitte.

Deloitte & Touche LLP
City Place I, 33rd Floor
185 Asylum Street
Hartford, CT 06103-3402
USA

Tel: +1 860 280 3000
Fax: +1 860 280 3051
www.deloitte.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Hartford Equity Sales Company, Inc.
200 Hopmeadow Street
Simsbury, CT 06089

Dear Sirs:

In planning and performing our audit of the financial statements of Hartford Equity Sales Company, Inc. (the "Company") for the year ended December 31, 2003 (on which we issued our report dated February 23, 2004), we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

February 23, 2004